SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 26, 2007

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant’s name into English)

Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

On September 25, 2007, China Southern Airlines Company Limited (the “Company”) published an announcement on the Hong Kong Stock Exchange’s website at http://main.ednews.hk/listedco/listconews/search/search_active_main.asp and the Shanghai Stock Exchange’s website at http://www.sse.com.cn. The announcement relates to extraordinary trading fluctuations of the Company’s A Share stock traded on the Shanghai Stock Exchange. A copy of the English translation of the announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Su Liang
Name: Su Liang Title: Company Secretary

Date: September 26, 2007

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 1055)

ANNOUNCEMENT MADE IN FOREIGN STOCK MARKETS

This announcement is published pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Enclosed for reference is the announcement that China Southern Airlines Company Limited (the “Company”) published at the website of Shanghai Stock Exchange regarding extraordinary fluctuations of trading of the Company’s stock.

The Board of Directors of China Southern Airlines Company Limited

25 September 2007

As at the date of this announcement, the Directors include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lin Guang Yu as independent non-executive Directors.

Stock Short Name: China South Air	Stock Code: 600029	Notice No.: Lin2007-35

ANNOUNCEMENT

The Company and all members of the board of directors warrant that the content of this announcement is true, accurate and complete, and jointly and severally accept responsibility for the misrepresentation, misleading statements or material omissions of this announcement.

1.	Description of Extraordinary Fluctuations of Trading of the Company’s Stock

The closing price of the Company’s A Share Stock has continued to drop for three consecutive trading days (September 21, September 24 and September 25) with the cumulative rate of deviation value up to 20%. In accordance with the relevant provisions of the Rules Governing the Listing of Securities on The Shanghai Stock Exchange (the “Shanghai Listing Rules”), such change is an extraordinary fluctuation of trading of the Company’s stock.

2.	Relevant Information that the Company is Concerned About and has Verified

After discussion with the controlling shareholders of the Company and conferred with the Company’s management, the Company is hereby confirmed that there is no such important event that the Company should have disclosed but has not disclosed.

3.	Statement on Non-existence of Important Events that the Company Should Have Disclosed but has Not Disclosed

The board confirmed that there is no such event and any business plan, negotiation, memorandum of understanding or agreement relating to such event, which the Company should have disclosed but has not disclosed pursuant to the relevant provision and regulations of the Shanghai Listing Rules. The Board is not aware of any information potentially causing any impact on the trading price of the Company’s stock and its derivative products, which the Company should have disclosed but has not disclosed pursuant to the relevant provision and regulations of the Shanghai Listing Rules.

4.	Risk Precaution Deemed Necessary by the Company

The board of directors hereby cautions the investors that any information legally authorized by the Company should be disclosed to the public through the following media that are specifically designated by the Company: China Securities, Shanghai Securities and the website of Shanghai Stock Exchange at www.sse.com.cn. Investors are warned of any risk in investing in the Company’s stock.

Such announcement is hereby made.

The Board of Directors of China Southern Airlines Company Limited

25 September 2007